UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE
April 25, 2005


via U.S. mail	via facsimile
Michael Mendes	Gordon K. Davidson, Esq.
President and Chief Executive Officer	Kathleen Kehoe Greeson,
Esq.
Diamond Foods, Inc.	(415) 281-1350
1050 South Diamond Street
Stockton, California 95205-7087

Re:  	Diamond Foods, Inc.
	Form S-1 filed on March 25, 2005
      File No. 333-123576

      Form S-4 filed on March 25, 2005
      File No. 333-123574

Dear Mr. Mendes:

      We have reviewed your filings and have the following comments.
We have provided comments with respect to both the Form S-1 and Form
S-4 registration statements in this letter. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms S-1 and S-4

General
1. Where comments on a section that appears in one registration statement also could apply to disclosure that appears elsewhere in the document or in the other registration statement, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.
2. Update the documents to provide the latest available information.
For example, please update the information regarding the status of your application for quotation on the Nasdaq National Market, as well as the date by which you "expect" to complete the conversion.

3. Fill in all information you currently omit. For example, you must identify any new directors or nominees when their identities become known. You need to identify how long your directors and nominees have served as directors. You need to cover all employment in the five year period, for example in the sketch you provide for Mr. Warren. And you should eliminate blanks where they currently appear in your documents, such as at pages 66 and 67 of the Form S-1 and page 95 of the Form S-4.

4. We will need time to review all omitted exhibits, including the opinions of counsel, form of proxy and "conversion election form." You can expedite the review process by providing all this information and all these documents promptly. We may have additional comments.

5. Throughout the Form S-1 and S-4 disclosure, you make reference to the 606,460 shares of restricted stock that will be awarded to executive officers under the 2005 Equity Incentive Plan for a "nominal price" concurrently with the completion of the IPO. Revise this disclosure to disclose the nominal price or the basis upon which such price will be determined and the possible discount this will represent to the IPO price as currently estimated. Also, please provide the disclosure required by Item 506 of Regulation S-K with respect to dilution and the impact to investors as a result of the share issuances to insiders of the company. We may have further comments.

6. Explain in context technical or industry terms like
"patronage",
"patronage business" and "non-patronage business" at first usage.

7. The suggestion that the disclosure "is accurate only as of the date on the front cover" is inappropriate. Please revise to remove this suggestion.

8. Monitor your need to update your financial statements, as required by Regulation S-X, Rule 3-12.

9. Please insert bold vertical lines to separate audited information from unaudited information wherever financial statements or charts are presented.

10. Provide updated consents from your independent accountants in the next amendment.


Summary Consolidated Financial Data

11. Eliminate the "Supplemental condensed financial information" for
2003 and 2002 and identify the 2004 information as "pro forma." Information regarding what your margins might have been in 2003 and
2002 after adjustments for estimated purchase costs of walnut inventories and full income tax expense as if you had been a public for-profit company in those years should be limited to the Business and/or Management`s Discussion and Analysis sections.

12. Move the "balance sheet data" directly below the "statement of net proceeds data" and before the "other data."

Unaudited Pro Forma Condensed Financial Statements

13. Please add disclosure that explains why you do not believe it appropriate to provide a pro forma condensed statement of operations for the interim period ended January 31, 2005. Also add disclosure explaining why it is inappropriate to adjust the inventory balance in your pro forma balance sheet at January 31, 2005.

14. Please disclose the average price and quantity of walnuts used by you to determine estimated walnut acquisition costs for each period presented.

15. Tell us how you arrived at 12,666,667 shares used for calculating pro forma net income per share. In this regard, also support your conclusion not to include restricted stock grants to be granted to management upon the effectiveness of your offering.

16. We note a line item of $2.1 million for an investment in CoBank.
The notes to the unaudited financial statements do not adequately explain what this investment is, nor do you identify Co-Bank in the
Liquidity and Capital Resources discussion of MD&A. Please revise your disclosure to explain in greater detail, what this investment consists of. We may have further comments.

Management`s Discussion of Analysis and Financial Condition and
Results of Operations

Supplemental Financial Information

17. Clearly identify in the header of your chart that the figures provided are unaudited and pro forma. Additionally, provide the average price and quantity of walnuts used by you to determine estimated walnut acquisition costs for each period presented. Please review your current presentation for conformity with the related instructions provided to you in our letter dated February 25, 2005, for other required disclosure.

18. Please tell us why you do not believe inventory valuation is a critical accounting policy.

Historical Financial Statements

		Consolidated Statements of Cash Flows, page F-6

19. Please present additions to long-term obligations separate from payments of long-term obligations. Refer to FAS 95, paragraph 31.

Note 1 - Business and Significant Accounting Policies, page F-7

			Slotting and Other Contractual Arrangements, page
F-9

20. Tell us why you believe it is appropriate to characterize slotting fee payments as expense rather than as a reduction of revenue. Please discuss the specific accounting literature upon which you relied.

		Note 6 - Segment Disclosures, page F-13

21. Supplementally support your conclusion that you operate in a single segment. Please provide us with your detailed analysis. This would include your analysis of whether your business is comprised of multiple operating segments meeting the definition provided in FAS 131, paragraph 10 and, if so, how those operating segments meet the aggregation criteria described in paragraph 17. Submit to us all reports, financial summaries, schedules and information memoranda given, during the fourth quarter of your most recently completed fiscal year and during your most recent quarter, to your chief operating decision makers and board members who are responsible for allocating resources and assessing performance of the enterprise. Identify the frequency with which each of these documents is prepared and to whom they are delivered. Provide us with an organizational chart showing all personnel involved in managing your organization at the executive and senior executive levels, indicating the name of the employee and job function.


Form S-1
Prospectus Summary, page 1
22. Provide us with objective support for subjective/comparative statements you make throughout your disclosure. Also clarify in context what terms like "leading" signify. It appears that you use the term with more than one connotation. Clarify in each case whether you intend it to refer to market share or some other measurement standard. This is not a complete list, but examples of assertions that require support or further clarification include the following:
(a) "we are the leading domestic and international marketer of a broad range of culinary nuts" (where you fail to discuss your international market share);
(b) "Diamond California is the leading brand of culinary and in-shell nuts in the United States;" and
(c) "we are the leading innovator of nut products..."

Unless you can provide objective supplemental support for statements, including your market share and market growth forecasts, this type of language and terminology generally is not appropriate. Additional examples of subjective language or statements attributed to unnamed third parties include the following:

(d) the fat in nuts "is beneficial unsaturated fat, which has been demonstrated to lower cholesterol;"
(e) omega-3 "has been shown to help reduce cholesterol, blood pressure and the risk of heart disease" (more complete disclosure would address who demonstrated this and whether there are other studies that suggest otherwise);
(f) the company is "associated with reliably high-quality, healthy products" (it is unclear who makes this association); and
(g) "our advanced processing capabilities differentiate us from our competition by allowing us to offer higher quality and more innovative products."

23. Provide a concise and balanced summary of the material information you disclose elsewhere. If you emphasize your strategy and strengths, balance that with the attendant risks, drawbacks and challenges you face.

24. Eliminate repetition in this section and elsewhere. For example, you mention at both pages 1 and 2 that you are the "leading brand" of culinary nuts with a market share more than three times that of your nearest competitor.

Liquidity and Capital Resources, page 31

25. Provide a more complete discussion of the timetable during which you expect your funds to be sufficient, rather than only through July
31. If you are unable to include this information, describe in necessary detail the reasons for your uncertainty in that regard. We note the disclosure in the first sentence in the Risk Factor captioned "Our ability to raise capital." We may have additional comments.

Business, page 36

26. Explain what significance "all commodity value" has and why you cite it at page 36. Provide us with all reports to which you refer, and explain whether any numbers or findings you cite are contained in reports you funded or were performed by organizations with which you are affiliated. We may have additional comments.


Management, page 46

27. Disclose in a new appropriately captioned subsection in the Management section, the composition, function and purpose of the Grower Executive Council that you cite at page 61. Also make clear where you discuss the Council that it will be comprised of all directors who will not continue as directors. Disclose in necessary detail, including quantification, the compensation and benefits members of the Council will receive.

Shares Eligible for Future Sale, page 68

28. At page 5 of the Form S-4, you indicate that your advisors "have recommended these restrictions ... to promote an orderly initial trading market" for your shares. But in the fourth paragraph of this section, you indicate that the underwriters may in their sole discretion at any time and without notice release all of the shares subject to the lock-ups. Advise us whether there are any agreements, understandings or intentions, tacit or explicit, to release any of the shares from the lock-ups prior to the expiration of the corresponding period. And emphasize in the Risk Factors discussion the discretionary power to release all such "locked-up" shares.

Plan of Distribution, page 71

29. We note that your underwriters will engage in an electronic offer, sale or distribution of the shares. Please describe their
procedures to us supplementally.   Please consult Release Nos. 33-
7233 and 33-7289 for guidance. Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. We may have further comments.

30. You indicate that a prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. If agreements exist outlining these arrangements, provide us a copy of such agreements and describe their material terms. If you subsequently enter into any arrangements with a third party to host or access your preliminary prospectus on the Internet, promptly supplement your response and update your disclosure. We may have further comments.


Form S-4

General
31. It appears that the planned initial public offering that is a condition to the conversion contains no minimum size, per share price or net proceeds provisions. But you do not adequately emphasize this substantial uncertainty and risk on the cover page and throughout the materials. You suggest at page 24 that "even if we complete" the IPO below the ranges you disclose, you "will not be required to, and we do not intend to, resolicit votes approving the conversion."
(a) Recast the disclosure throughout to apprise members of the risks that would result should the IPO go forward despite only resulting in nominal proceeds and a nominal per-share price.
(b) Make clear that members should vote assuming that the IPO obtains only nominal proceeds, including the ramifications on all calculations and the implied value of the shares they would receive.
(c) We will address other related issues on this subject in several comments that follow below, but we may have additional comments once we review the new responsive disclosure you provide.

32. Explain why you believe you would not be required to resolicit the vote in the event that you conduct the initial public offering at a different prize or size than you disclose. It is unclear how you believe your members would be able to make an informed investment decision under those circumstances. We may have additional comments.
33. Substantially enhance your presentation of the consideration members will receive to provide simple but complete illustrative examples. Ensure that your tabular presentations provide the possible minimum proceeds scenarios, various possibilities regarding the amount of cash chosen, as well as an explanation of why you have chosen particular data points or made certain assumptions. For example, absent improved disclosure, the table at page 23 - including the unexplained entries at column 1 -- does not appear useful. Similarly the cover page references to "estimated value" and "average value" appear inappropriate given the substantial uncertainty with regard to the actual size and nature of the IPO. We may have additional comments.

34. Expand the section in which you describe the background of the proposed conversion. See generally Item 4 of Form S-4. Disclose how this idea developed, what other transactions have been considered and why each was rejected and why the board is recommending this particular transaction at this point in time. We may have additional comments.
35. Provide the information required by Item 2 of Form S-4 on the inside front cover page.

36. Consistent with the requirements of Item 6 of Form S-4, please provide a description of the Marketing Agreement.

37. Provide us with all materials you have distributed or used at the
Grower/DAC meetings, and identify any that have not yet been filed via EDGAR. We may have further comments.

Questions and Answers ("Q&As")

Q.3 What does this conversion mean..., page 1

38. Disclose specifically how the purchase price will be established or the reference points that will be used to determine the prices to be paid under the Walnut Purchase Agreements.

39. Please add another question that more specifically addresses the differences in the terms and conditions of between the Marketing Agreement and the proposed Walnut Purchase Agreement. Disclose, as done on page 28, the consequences of failing to elect to enter into such agreements by the date established by the company. Supplementally, inform us of the other market options available to current co-op member walnut growers who choose not to sell their product to you. What other purchasers exist in the California market that could be reasonably accessed current member growers? We may have further comments.

40. Provide us with supplemental support and an explanation for the disclosure in the last paragraph on page 1.

Q.6- How will we determine the amount of cash..., page 2

41. We note the disclosure on page 28 in which you disclose that the amount of cash available for distribution could be reduced by the amount of cash paid to shareholders who successfully assert dissenter`s rights under California law. Revise your response and similar disclosure throughout to indicate, as done in Answer 24, that successful assertion of dissenters` rights could also reduce the amount of cash available for distribution.

Q.26- Do the directors and officers..., page 7

42. Revise the disclosure here and elsewhere in the prospectus to specify the "favorable prices" or "nominal prices" that executive officers will pay for shares of restricted stock granted under the 2005 Equity Incentive Plan.

Q.31-What are the material tax consequences..., page 8

43. Do not state that the reader "should consult" with its advisors.
You may recommend that course of action.

Solicitation of Proxies, page 21
44. We note that you may employ various methods to solicit proxies, including telephone, telegram and "electronic means". Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, e-mail correspondence and information posted on web sites and chat rooms. Refer to Proxy Rule 14a-6(b) and (c).


Risk Factors

45. Eliminate language that mitigates the risk you present, including
"Although we have presented estimates, etc." and the first sentence under "Our Ability to Raise Capital." Instead state the risk and potential harm succinctly. Similarly, eliminate suggestions that you cannot be certain or cannot assure a particular outcome, instead focusing on the risk that would result.

46. Include separate risk factors to address distinct risks you face.
Examples include those related to your substantial indebtedness, risks that apply to particular countries in which you conduct material business, changes to your financial statement presentation and any risks related to the structure of your business post-conversion. The third paragraph of the first risk factor should appear as a separate risk factor.

Background of the Conversion, page 24

47. Given that the terms of the Conversion Agreement permit the board to approve an IPO, even if the shares are sold for a price less than the range specified, please provide, on a supplemental basis, the basis for the valuation of the company and price range suggested.

Effect of Conversion on the Rights of Members, page 39

48. Revise the second paragraph to refer instead to "material" differences. Also explain in further detail those instances in which stockholders will have fewer rights than they currently enjoy as members.

Closing Comments

      Please amend your registration statement in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      No other review of the registration statement has been made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

      Please direct questions regarding accounting issues and related disclosures to Sandra Eisen at (202) 942-1805, or in her absence to
Barry Stem, Senior Assistant Chief Accountant, at (202) 942-1919. Direct all other questions to Mellissa Campbell Duru at (202) 942-1930 or, in her absence, to Timothy Levenberg, Special Counsel, at
(202) 942-1896. Please send all correspondence to us at the following ZIP code: 20549-0405.

        	               					Sincerely,


                              H. Roger Schwall
					Assistant Director


cc: 	M.Duru
      T. Levenberg
      S. Eisen
      B. Stem
??

??

??

??

Diamond Foods, Inc.
April 25, 2005
page 10